
Mail Stop 3561

August 24, 2016

Via E-mail
Mr. Heath A. Hill
Chief Financial Officer
Cloud Peak Energy Inc.
505 S. Gillette Avenue
Gillette, WY 82716

> **Re:** **Cloud Peak Energy Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 18, 2016**
> **File No. 001-34547**

Dear Mr. Hill:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Item 8. Financial Statements and Supplementary Data, page 76
Note 1. Organization and Business, page 81

1. We note you entered into a surface rights agreement on August 24, 2015 related to your Cordero Rojo Mine that involved a land exchange and production payments from any future sales of the underlying coal, including certain recoupable advance production payments. Please provide us with a detailed discussion of your accounting for this agreement, specifically the recoupable advance production payments.

Note 20. Commitments and Contingencies, page 104

2. We note the disclosure of the nature of your outstanding contingencies. To the extent that you have determined that an unfavorable outcome related to these matters is reasonably

possible, please disclose an estimate of the possible loss or range of loss, or include a statement that such an estimate cannot be made. Please refer to the guidance in FASB ASC 450-20-50-4.

<u>Items 2.02 and 9.01 Form 8-K filed July 28, 2016</u>
<u>Exhibit 99.1</u>

3.   You have disclosed cash margin per ton sold, which appears to be calculated based on the realized price per ton sold less the average cost per ton sold. Please provide your calculation of the realized price per ton sold and the average cost per ton sold. To the extent you have included adjustments from the most comparable GAAP measures included in the statement of operations, please tell us how you considered the requirements of Regulation G for non-GAAP measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3650 with any other questions.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel, and Mining